Binah Capital Group, Inc.
17 Battery Place, Room 625
New York, NY 10004

January 12, 2024

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Susan Block

John Dana Brown

Michael Henderson

Robert Klein

Re:	Binah Capital Group, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed October 26, 2023

File No. 333-269004

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated November 13, 2023 (the “Comment Letter”), in respect of Binah Capital Group, Inc.’s (“we”, “our” or “us”) Amendment No. 4 to the Registration Statement on Form S-4, filed with the Commission on October 26, 2023. Concurrently with this response, we are filing Amendment No. 5 to our Registration Statement on Form S-4 (the “Amendment”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment 4 to the Form S-4 filed October 26, 2023

General

1.	We note your response to our prior comment 13. Please confirm you will fill in the name of the “Pipe Investor” prior to effectiveness of the registration statement or advise.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page, letter to the stockholders and page 24 and 90 of the Amendment.

Signatures, page II-9

2.	We note your response to our prior comment 12 and reissue the comment in part. Please note that the registration statement should also be signed by its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions. Refer to Instructions to Signatures on Form S-4. If a person is signing in more than one capacity, please indicate each capacity in which he is signing.

Response:

We acknowledge the Staff’s comment and have revised the signature page of the Amendment.

* * *

Pursuant to the Staff’s request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael Nessim
Michael Nessim
Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)